Exhibit 99.5 to Report on Form 6-K

Exhibit 8.1

January 22, 2007

Embraer-Empresa Brasileira de Aeronáutica S.A.

Avenida Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo

Brazil

Registration Statement on Form F-3

Ladies and Gentlemen:

We are acting as special U.S. federal income tax counsel to Embraer-Empresa Brasileira de Aeronáutica S.A., a sociedade por ações organized under the laws of the Federative Republic of Brazil (the “Company”), in connection with the preparation and filing by the Company of a prospectus supplement (the “Prospectus Supplement”) relating to the registration statement on Form F-3 (File Number 333-139521, the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2006 in respect of the Company’s registration of its common shares (“Embraer common shares”) and American Depositary Shares (“ADSs”).

We hereby confirm that the discussion under the caption “Taxation - Material U.S. Federal Income Tax Consequences” in the Prospectus Supplement, insofar as such discussion represents legal conclusions or statements of U.S. federal income tax law, subject to the limitations and conditions set forth therein, constitutes our opinion as to the material U.S. federal income tax consequences of the ownership and disposition of the Embraer common shares and ADSs by “U.S. Holders” (as such term is defined in the Prospectus Supplement).

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the reference to us under the heading “Legal Matters” in the Prospectus Supplement.

Very truly yours,

/S/ SHEARMAN & STERLING LLP
Shearman & Sterling LLP

LRB/PP